# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inventiva S.A., CIK 0001756594
CUSIP: 46124U107
Title of class of securities: Ordinary Shares, (euro)0.01 par value per share
Address of issuer's principal executive offices: 50 rue de Dijon, Daix, France (I0), 21121
Date of event which requires filing of this statement: 03/30/2026
Amends the filing with accession number 0001072613-20-000237
Filed by CIK 0001768564
Persons authorized to receive notices and communications: Stephanie Brecher, New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland (MD), 21093, (410)842-4000

## Reporting persons
- New Enterprise Associates 17, L.P. (CIK 0001768564): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 9,372,390; sole dispositive power 0; shared dispositive power 9,372,390; aggregate amount beneficially owned 9,372,390 (4.9% of the class)
- NEA Partners 17, L.P. (CIK 0001796820): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,372,390; sole dispositive power 0; shared dispositive power 9,372,390; aggregate amount beneficially owned 9,372,390 (4.9% of the class)
- NEA 17 GP, LLC (CIK 0001796821): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,372,390; sole dispositive power 0; shared dispositive power 9,372,390; aggregate amount beneficially owned 9,372,390 (4.9% of the class)
- Growth Equity Opportunities 18 VGE, LLC (CIK 0001917895): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 9,372,390; sole dispositive power 0; shared dispositive power 9,372,390; aggregate amount beneficially owned 9,372,390 (4.9% of the class)
- NEA 18 Venture Growth Equity, L.P. (CIK 0001880239): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 9,372,390; sole dispositive power 0; shared dispositive power 9,372,390; aggregate amount beneficially owned 9,372,390 (4.9% of the class)
- NEA Partners 18 VGE, L.P. (CIK 0001898446): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,372,390; sole dispositive power 0; shared dispositive power 9,372,390; aggregate amount beneficially owned 9,372,390 (4.9% of the class)
- NEA 18 VGE GP, LLC (CIK 0001898598): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,372,390; sole dispositive power 0; shared dispositive power 9,372,390; aggregate amount beneficially owned 9,372,390 (4.9% of the class)
- Forest Baskett (CIK 0001277631): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,372,390; sole dispositive power 0; shared dispositive power 9,372,390; aggregate amount beneficially owned 9,372,390 (4.9% of the class)
- Ali Behbahani (CIK 0001613867): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,372,390; sole dispositive power 0; shared dispositive power 9,372,390; aggregate amount beneficially owned 9,372,390 (4.9% of the class)
- Carmen Chang (CIK 0001746342): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,372,390; sole dispositive power 0; shared dispositive power 9,372,390; aggregate amount beneficially owned 9,372,390 (4.9% of the class)
- Anthony A. Florence, Jr. (CIK 0001559827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,372,390; sole dispositive power 0; shared dispositive power 9,372,390; aggregate amount beneficially owned 9,372,390 (4.9% of the class)
- Mohamad H. Makhzoumi (CIK 0001630226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,372,390; sole dispositive power 0; shared dispositive power 9,372,390; aggregate amount beneficially owned 9,372,390 (4.9% of the class)
- Edward T. Mathers (CIK 0001328625): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,372,390; sole dispositive power 0; shared dispositive power 9,372,390; aggregate amount beneficially owned 9,372,390 (4.9% of the class)
- Scott D. Sandell (CIK 0001237289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,372,390; sole dispositive power 0; shared dispositive power 9,372,390; aggregate amount beneficially owned 9,372,390 (4.9% of the class)
- Paul Walker (CIK 0001553150): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,372,390; sole dispositive power 0; shared dispositive power 9,372,390; aggregate amount beneficially owned 9,372,390 (4.9% of the class)
- Rick Yang (CIK 0001851328): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,372,390; sole dispositive power 0; shared dispositive power 9,372,390; aggregate amount beneficially owned 9,372,390 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, (euro)0.01 par value per share
Name of issuer: Inventiva S.A.
Address of issuer's principal executive offices: 50 rue de Dijon, Daix, France (I0), 21121
Comment:
This Amendment No. 4 ("Amendment No. 4") to Schedule 13D amends and supplements the Schedule 13D originally filed on July 21, 2020 (the "Schedule 13D"), Amendment No. 1 thereto filed on May 3, 2024 ("Amendment No. 1"), Amendment No. 2 thereto filed on October 21, 2024 ("Amendment No. 2"), and Amendment No. 3 thereto filed on May 7, 2025 ("Amendment No. 3") and relates to the Ordinary Shares, including Ordinary Shares represented by American Depositary Shares ("ADS"), with each ADS representing one Ordinary Share, of the Issuer.

Certain terms used but not defined in this Amendment No. 4 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1, Amendment No. 2, and Amendment No. 3 thereto). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D (and Amendment No. 1, Amendment No. 2, and Amendment No. 3 thereto).

This Amendment No. 4 is being filed to reflect the exit from reporting status by the Reporting Persons (as defined below) as a result of an increase in the number of Ordinary Shares outstanding.

## Item 2. Identity and Background
Name of person filing:
Growth Equity Opportunities 18 VGE, LLC ("GEO"); New Enterprise Associates 17, L.P. ("NEA 17") and NEA 18 Venture Growth Equity, L.P. ("NEA 18 VGE" and together with NEA 17, the "Funds"), which is the sole member of GEO; NEA Partners 17, L.P. ("NEA Partners 17"), which is the sole general partner of NEA 17, and NEA Partners 18 VGE, L.P. ("NEA Partners 18 VGE" and together with NEA Partners 17, the "GPLPs"), which is the sole general partner of NEA 18 VGE; and NEA 17 GP, LLC ("NEA 17 LLC"), which is the sole general partner of NEA Partners 17, and NEA 18 VGE GP, LLC ("NEA 18 VGE LLC" and together with NEA 17 LLC, the "GP LLCs" and collectively with the GPLPs, the "Control Entities"), which is the sole general partner of NEA Partners 18 VGE; and Ali Behbahani ("Behbahani"), Carmen Chang ("Chang"), Anthony A. Florence, Jr. ("Florence"), Mohamad H. Makhzoumi ("Makhzoumi"), Edward T. Mathers ("Mathers"), Scott D. Sandell ("Sandell"), Paul Walker ("Walker") and Rick Yang ("Yang") (together, the "Managers") and Forest Baskett ("Baskett").

Behbahani, Chang, Florence, Makhzoumi, Mathers, Sandell, Walker and Yang (the "Dual Managers") are managers of the GP LLCs.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal business office of GEO, each Fund, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Behbahani, Chang, Makhzoumi, Walker and Yang is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence and Mathers is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.
Present principal occupation or employment: The principal business of GEO and the Funds is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 17 is to act as the sole general partner of NEA 17. The principal business of NEA Partners 18 VGE is to act as the sole general partner of NEA 18 VGE. The principal business of NEA 17 LLC is to act as the sole general partner of NEA Partners 17. The principal business of NEA 18 VGE LLC is to act as the sole general partner of NEA Partners 18 VGE. The principal business of each of the Dual Managers is to manage the Control Entities, the Funds, GEO and a number of affiliated partnerships with similar businesses. The principal business of Baskett is to manage NEA 17 LLC, NEA Partners 17, NEA 17 and a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: GEO and the GP LLCs are limited liability companies organized under the laws of the State of Delaware. The Funds and the GPLPs are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
NEA 17 acquired the NEA 17 Shares for investment purposes and GEO acquired the GEO Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 17, GEO and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
NEA 17 is the record owner of 6,684,064 Ordinary Shares and may be deemed to beneficially own 1,021,660 Ordinary Shares underlying the T1 BSAs, T1bis BSAs and the Pre-Funded Warrants, taking into account their respective Beneficial Ownership Limitations (the "Exercisable Shares," and together with the 6,684,064 Ordinary Shares held by NEA 17, the "NEA 17 Shares"). As the sole general partner of NEA 17, NEA Partners 17 may be deemed to own beneficially the NEA 17 Shares. As the sole general partner of NEA Partners 17, NEA 17 LLC may be deemed to own beneficially the NEA 17 Shares.

GEO is the record owner of 1,666,666 Ordinary Shares and may be deemed to beneficially own the Exercisable Shares (the Exercisable Shares together with the 1,666,666 Ordinary Shares held by GEO, the "GEO Shares"). As the sole member of GEO, NEA 18 VGE may be deemed to own beneficially the GEO Shares. As the sole general partner of NEA 18 VGE, NEA Partners 18 VGE may be deemed to own beneficially the GEO Shares. As the sole general partner of NEA Partners 18 VGE, NEA 18 VGE LLC may be deemed to own beneficially the GEO Shares.

The NEA 17 Shares and the GEO Shares are collectively referred to as the "Fund Shares" (for avoidance of doubt, excluding any double-counting of the Exercisable Shares). By virtue of their relationship as affiliated entities, whose Control Entities have overlapping individual controlling persons, each of the Funds and GEO may be deemed to share the power to direct the disposition and vote of the Fund Shares. As general partners of the Funds, each of the GPLPs may also be deemed to own beneficially the Fund Shares. As general partners of the GPLPs, each of the GP LLCs may also be deemed to own beneficially the Fund Shares.

As individual managers of the GP LLCs, each of the Dual Managers may be deemed to own beneficially the Fund Shares. As a manager of NEA 17 LLC, Baskett may be deemed to own beneficially the NEA 17 Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 17 Shares and the GEO Shares, respectively, other than those shares which such person owns of record.

The percentage of outstanding Ordinary Shares of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on the sum of (i) 186,801,792 Ordinary Shares reported by the Issuer to be outstanding as of December 31, 2025, as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on March 30, 2026 and (ii) the Exercisable Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: None of the Reporting Persons have effected any transaction in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Each of the Reporting Persons has ceased to beneficially own five percent (5%) or more of the Issuer's Ordinary Shares as of November 17, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- New Enterprise Associates 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (04/01/2026)
- New Enterprise Associates 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (04/01/2026)
- NEA Partners 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (04/01/2026)
- NEA Partners 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (04/01/2026)
- NEA 17 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (04/01/2026)
- NEA 17 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (04/01/2026)
- Growth Equity Opportunities 18 VGE, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (04/01/2026)
- Growth Equity Opportunities 18 VGE, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (04/01/2026)
- NEA 18 Venture Growth Equity, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (04/01/2026)
- NEA 18 Venture Growth Equity, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (04/01/2026)
- NEA Partners 18 VGE, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (04/01/2026)
- NEA Partners 18 VGE, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (04/01/2026)
- NEA 18 VGE GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (04/01/2026)
- NEA 18 VGE GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (04/01/2026)
- Forest Baskett: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Forest Baskett (04/01/2026)
- Ali Behbahani: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Ali Behbahani (04/01/2026)
- Carmen Chang: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Carmen Chang (04/01/2026)
- Anthony A. Florence, Jr.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr. (04/01/2026)
- Mohamad H. Makhzoumi: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi (04/01/2026)
- Edward T. Mathers: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Edward T. Mathers (04/01/2026)
- Scott D. Sandell: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Scott D. Sandell (04/01/2026)
- Paul Walker: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Paul Walker (04/01/2026)
- Rick Yang: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Rick Yang (04/01/2026)
Comment: This Amendment No. 4 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.